1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 Telephone: 703.760.7700 Facsimile: 703.760.7777 www.mofo.com morrison foerster llp

beijing, berlin, brussels, denver,
hong kong, london, los angeles,
new york, northern virginia,
palo alto, sacramento, san diego,
san francisco, shanghai, singapore,
tokyo, washington, d.c.

September 21, 2015

BY EDGAR

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Global Defense & National Security Systems, Inc.
Revised Preliminary Proxy on Schedule 14A
Filed August 19, 2015
File No. 001-36149

Dear Ms. Ransom:

This letter is submitted on behalf of Global Defense & National Security Systems, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 1, 2015 (the “Staff Letter”), with respect to the Company’s revised Preliminary Proxy Statement on Schedule 14A filed August 19, 2015 (File No. 001-36149) (the “Proxy Statement”).

Below are responses to each of the Staff’s comments. The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response. Terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

GDEF’s Financial Advisor, page 89

1.	We note your response to comment 9. However, it is still unclear for what consideration Cowen Company will be receiving an advisory fee. In this regard, it is unclear whether Cowen Company will be entitled to the advisory fee even if a debt financing transaction is not consummated.

The Company has revised the disclosure on page 91 in response to the Staff’s comment.

Background to the Business Combination, page 88

2.	Please tell us why you do not believe the earnings report is material to investors.

The Company notes that the quality of earnings report was one of multiple diligence projects undertaken in connection with the transaction. The Company further notes that relevant aspects of this report were used as a basis for the EBITDA adjustments and descriptions thereof on page 155 of the Proxy Statement. The Company does not believe that investors would view further disclosure of matters in the report as important to deciding whether to vote in favor of the transaction (or have their stock redeemed).

The Business Combination

Potential Conflicts of Interests of GDEF’s Directors and Officers..., page 91

3.	Please disclose the reasoning behind GDEF’s board of directors’ decision that the transaction did not require an assessment by an independent third party despite the conflicts of interest.

The Company has revised the disclosure on page 94 in response to the Staff’s comment.

*     *     *

The Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your time and attention to the Company’s response to the Staff’s comments. Please contact the undersigned at (703) 760-7798 with any further comments or questions you may have.

Sincerely,

/s/ Lawrence R. Bard

Lawrence R. Bard

cc:	Daniel Porco, Securities and Exchange Commission
Dale R. Davis, Global Defense & National Security Systems, Inc.

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